CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

March 4, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Emily C. Drazan, Attorney-Adviser

Re:	China Distance Education Holdings Limited (the “Company”)

Responses to the Letter Dated February 23, 2016 Regarding

Form 20-F for the Fiscal Year Ended September 30, 2015 (“2015 Form 20-F”)

(File No. 001-34122)

Dear Mr. Spirgel, Ms. Murphy and Ms. Drazan:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 23, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F. The comments are repeated below and followed by the responses thereto.

Item 4. Information on the Company

A. History and Development of the Company, page 34

1. We note that the company incorporated a number of entities during the fiscal year ended September 30, 2015. Your current disclosure does not provide much information on why the company chose to restructure its operations. In future filings please revise your disclosure to discuss the purpose for the restructuring and the impact if any on operations.

The Company advises the Staff that it will provide disclosure to discuss the purpose for the corporate restructuring and the impact if any on operations in future filings.

The Company does not believe that the incorporation of new entities during the fiscal year ended September 30, 2015 constituted a material event to the Company or would result in any substantive impact on the Company’s operations as to which disclosure in the 2015 Form 20-F is required. Prior to the establishment of these new entities, the Company conducted its operations primarily through Beijing Champion Hi-Tech Co., Ltd. (“Beijing Champion”), which operated most of the Company’s then multiple lines of business. The Company incorporated new entities during the fiscal year ended September 30, 2015 to realign separate business lines or services among the new entities.

The Company has been operating its business using a corporate structure that has been in place since the early stages of the Company’s history. Over the years, the Company grew its business organically by catering to market demands and meeting market trends in various business lines and services. As a result, certain entities currently play multiple roles or perform functions across business lines or services, which creates a degree of operating inefficiency administratively. In an effort to improve operating efficiency, the Company’s management took the initiative through internal restructuring to streamline certain of its businesses or services. The scale of the restructuring is relatively limited, and a conservative approach has been adopted to migrate relevant businesses or services to these new entities gradually, and to complete these migrations when appropriate. The costs and impact of the restructuring to Company’s daily operations are minimal. The Company’s management will continue evaluating the progress and timing to complete the desired migration processes, depending on the development of the relevant businesses or services.

The Company further lists the status of the restructuring in detail for your information:

A. Healthcare Business.

China Healthcare Investment Limited was incorporated in the British Virgin Islands in May 2015.

Beijing Champion Healthcare Education Technology Co., Ltd. was incorporated in China in May 2015.

China Healthcare Education Limited was incorporated in Hong Kong in July 2015.

Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd. was incorporated in China in December 2015.

The Company intends to transfer its healthcare business from Beijing Champion to these four entities, which will focus on the healthcare business. None of these entities has started conducting any business to date. The Company’s healthcare business line is currently operated by Beijing Champion.

B. Book Sale Business.

Beijing Champion Culture Development Co., Ltd. (“Champion Culture”) was incorporated in China in June 2015.

The Company intends to transfer its book sale business gradually from Beijing Champion to Champion Culture to more effectively focus on the book sale business. Champion Culture was inactive in the fiscal year ended September 30, 2015. At the present time, the Company’s book sale business remains primarily operated by Beijing Champion.

C. College Cooperation Program.

Beijing Champion Accounting Education Technology Co., Ltd. (“Champion Accounting”) was incorporated in China in July 2015.

The Company intends to transfer its recently launched College Cooperation Program from Beijing Champion to Champion Accounting to better monitor the Program’s development. Champion Accounting, and, more specifically, the College Cooperation Program, generated insignificant revenue in the fiscal year ended September 30, 2015.

D. Business Start-up Training Courses.

Nanjing Champion Vocational Training School (“Nanjing Champion Training School”) was incorporated in China in July 2015.

Business start-up training services have been offered by Beijing Zhengbao Yucai Education Technology Co., Ltd., the parent company of Nanjing Champion Training School, since its incorporation. The incorporation of Nanjing Champion Training School and launch of business start-up training courses in Nanjing are in response to the local governmental authority’s request for training services to be offered in the region.

Nanjing Champion Training School generated insignificant revenue in the fiscal year ended September 30, 2015.

E. “Tax School” Program.

Beijing Champion Tax Management and Advisory Co., Ltd. (“Champion Tax Advisory”) was incorporated in China in November 2015.

The Company intends to transfer its “Tax School” program gradually from Beijing Champion to Champion Tax Advisory to better position the “Tax School” for future growth. Champion Tax Advisory has not conducted any business to date. The Company’s “Tax School” program is currently operated by Beijing Champion.

Section 201.00 of the NYSE Listed Company Manual states that a NYSE listed company is expected to “ensure timely disclosure of information that may affect security values or influence investment decisions, and in which shareholders, the public and the Exchange have a warrantable interest.” The above mentioned corporate restructuring is still in a preliminary stage and did not have, and was not expected to have, any material impact on the operations or financial statements of the Company for the fiscal year ended September 30, 2015.

The Company advises the Staff that if and when there are material developments with respect to the above mentioned entities or any other newly-incorporated entities, it will provide appropriate disclosure in future filings.

***

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact the undersigned at +86-10-8233-9999 x 1015, or by email at mmarostica@cdeledu.com, or the Company’s U.S. counsel, David Roberts of O’Melveny & Myers LLP at +86-10-6563-4209 or by email at droberts@omm.com.

Sincerely,

/s/ Mark Marostica
Mark Marostica
Co-Chief Financial Officer

cc:	Zhengdong Zhu, Chairman of the Board and Chief Executive Officer

Philip Chan. Co-Chief Financial Officer

China Distance Education Holdings Limited

David Roberts, Esq.

O’Melveny & Myers LLP